EXHIBIT 14

NEWS RELEASE
FROM ...
                       [Proler International Corp. logo]
                                                                        CONTACT:
                                                                  Michael F. Loy
                                                        Vice President - Finance
                                                                  (713) 963-5904

                     PROLER INTERNATIONAL CORP. ANNOUNCES
                  DISSOLUTION OF TEMPORARY RESTRAINING ORDER

      Houston, Texas (October 2, 1996) - Proler International Corp. (NYSE:PS) today announced that Hugo Neu Corporation has agreed to a dissolution of the temporary restraining order previously obtained by Hugo Neu from a New York court without notice to Proler. The order had temporarily prohibited Proler from disclosing certain information to Schnitzer Steel Industries, Inc. regarding three joint ventures in which Proler and Hugo Neu are both owners.

      As previously announced, on September 15, 1996 Proler and Schnitzer signed a definitive agreement for the acquisition of Proler by Schnitzer through a cash tender offer and merger at a price of $7.50 in cash for each Proler share. Schnitzer's tender offer commenced on September 20, 1996. Pursuant to the merger agreement, Proler agreed to provide certain information to Schnitzer regarding its business, including information with respect to the joint ventures.

      Proler also announced that Hugo Neu has agreed to instruct employees of the joint ventures to cooperate with Proler in the process of supplying information to Schnitzer regarding the joint ventures, subject to a revised confidentiality agreement between Proler and Schnitzer. This agreement between Proler and Hugo Neu does not affect other claims that, as previously disclosed, have been asserted by Proler and Hugo Neu against each other in litigation in Texas and New York and in a notice from Hugo Neu to Proler calling for arbitration. In particular, the agreement does not affect Hugo Neu's arbitration notice seeking to prohibit any business combination between Proler and Schnitzer and seeking unspecified damages allegedly in excess of $50 million. Nor does the agreement affect Proler's litigation against Hugo Neu in Texas asserting that Hugo Neu is tortiously interfering with Proler's merger agreement with Schnitzer.

      Proler is an environmental services company involved in the recovery and recycling of scrap metals and industrial wastes to produce high-quality, commercial products. Its shares are traded on the New York Stock Exchange under the symbol PS.

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                4265 San Felipe, Suite 900/Houston, Texas 77027
                    P.O. Box 286/Houston, Texas 77002-0286
                  Telephone (713) 627-3737/Fax (713) 627-2737